Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Adds Second Drill Rig at Madsen, Red Lake

     <<
     "Accelerates Exploration of 8 Zone"

     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, May 21 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR)
today announced that it will add a surface exploration rig at the Company's
Madsen property located at Red Lake, Ontario.
     Phase 1 of the underground 8 Zone program at Madsen, launched from the
10th level in December 2008, is targeting the plunge and strike extensions of the 8 Zone as well as conceptual targets associated with the 8 Zone shear system. Underground drilling to date has confirmed high grade mineralization
300 feet down plunge of historic mine infrastructure as well as the potential for the development of parallel footwall lenses. Highlights of current underground drilling include 0.97 oz/ton over 8.17 feet and 0.75 oz/ton over
25.92 feet (see 8 Zone Media Releases dated February 17th and April 21st,
2009).
     The 34,650 foot (10,500 m), surface exploration program will focus on testing three target areas. The first priority will be accelerating the exploration of the 8 Zone system via testing the up-plunge and western strike continuity. "The 8 Zone drilling to date has consistently returned strong visible gold and ore grade intercepts over widths of up to 25.9 feet. We are extremely pleased with these results and believe they support acceleration of the 8 Zone exploration program," stated Brian Skanderbeg, Vice President
Exploration, Claude Resources Inc.
     Additional high grade targets that will be tested as part of the surface program will include the Fork Zone and Starratt Olsen Footwall. These targets are associated with the same mafic-ultramafic package that hosts the 8 Zone and have returned very encouraging drill results to date (see media releases dated April 8th through December, 2008). The mineralized shear systems at both
Starratt Olsen and the Fork Zone remain open along strike and at depth.
     The 10,000 acre Madsen project is 100% owned by Claude Resources Inc. and encompasses four past-producing mines. This advanced exploration property contains extensive infrastructure including a 500 ton per day mill with expansion capacity, a permitted tailings management facility and a five compartment 4,000 foot operating shaft. Total recorded historic production for the Madsen Mine is 2.4 million ounces at an average recovered grade of 0.283 oz/ton.
     Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice President Exploration,
is the Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to
Accurassay Laboratories in Thunder Bay, Ontario, an ISO approved facility.
Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.
Intercepts are reported as drilled widths and interpreted to vary between 70%
to 85% of true widths. Composites were calculated using a 3 g/tonne cut-off and may include internal dilution.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 845,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Brian Skanderbeg, Vice President Exploration,
Phone: (306) 668-7505; or Neil McMillan, President & CEO, Phone: (306)
668-7505, Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 08:06e 21-MAY-09